GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Funding Mtg Sec I, 2007-S2
2. Factor Summary	Asset Type:	Mortgage Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	02/27/2007
	First Distribution Date:	03/25/2007
5. Other Income Detail *(Not Applicable)*	Determination Date:	09/21/2007
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	09/25/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	09/24/2007
8. Collateral Summary	Definitive:	08/31/2007
9. Repurchase Information	Fixed BE:	08/31/2007
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone:	651-495-7000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report	Bond Administrator:	Rona Hsu
15. Distribution Percentages	Telephone:	818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40485
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S2

September 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749583AA8	35,058,000.00	33,288,201.83	6.00000000	121,552.84	166,441.01	287,993.85	0.00	0.00	0.00	33,166,648.99
A-2	749583AB6	2,942,000.00	2,942,000.00	6.00000000	0.00	14,710.00	14,710.00	0.00	0.00	0.00	2,942,000.00
A-3	749583AC4	50,000,000.00	50,000,000.00	6.00000000	0.00	250,000.00	250,000.00	0.00	0.00	0.00	50,000,000.00
A-4	749583AD2	65,000,000.00	65,000,000.00	6.00000000	0.00	325,000.00	325,000.00	0.00	0.00	0.00	65,000,000.00
A-5	749583AE0	38,348,000.00	38,348,000.00	6.00000000	0.00	191,740.00	191,740.00	0.00	0.00	0.00	38,348,000.00
A-6	749583AF7	125,425,000.00	108,389,714.57	6.21000000	1,170,013.30	551,432.67	1,721,445.97	0.00	0.00	0.00	107,219,701.27
A-7	749583AG5	125,425,000.00 [1]	108,389,714.57 [1]	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	107,219,701.27 [1]
A-8	749583AH3	10,973,000.00	10,973,000.00	6.00000000	0.00	54,865.00	54,865.00	0.00	0.00	0.00	10,973,000.00
A-9	749583AJ9	44,688,000.00	44,688,000.00	6.00000000	0.00	223,440.00	223,440.00	0.00	0.00	0.00	44,688,000.00
A-10	749583AK6	2,530,000.00	2,530,000.00	6.00000000	0.00	12,650.00	12,650.00	0.00	0.00	0.00	2,530,000.00
A-11	749583AW0	45,517,000.00	45,517,000.00	5.75000000	0.00	218,102.29	218,102.29	0.00	0.00	0.00	45,517,000.00
A-12	749583AX8	1,896,541.00 [1]	1,896,541.67 [1]	6.00000000	0.00	9,482.71	9,482.71	0.00	0.00	0.00	1,896,541.67 [1]
A-13	749583AY6	27,978,000.00	27,978,000.00	6.00000000	0.00	139,890.00	139,890.00	0.00	0.00	0.00	27,978,000.00
A-14	749583AZ3	2,530,000.00	2,530,000.00	6.00000000	0.00	12,650.00	12,650.00	0.00	0.00	0.00	2,530,000.00
A-P	749583AL4	3,491,259.51	3,436,159.08	0.00000000	3,203.47	0.00	3,203.47	0.00	0.00	0.00	3,432,955.61
A-V	749583AM2	472,188,313.23 [1]	453,262,660.94 [1]	0.12332725	0.00	46,583.03	46,583.03	0.00	0.00	0.00	451,956,630.81 [1]
R-I	749583AN0	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	749583AP5	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	749583AQ3	9,444,500.00	9,409,689.12	6.00000000	6,005.81	47,048.45	53,054.26	0.00	0.00	0.00	9,403,683.31
M-2	749583AR1	3,069,200.00	3,057,887.43	6.00000000	1,951.72	15,289.44	17,241.16	0.00	0.00	0.00	3,055,935.71
M-3	749583AS9	2,361,000.00	2,352,297.74	6.00000000	1,501.37	11,761.49	13,262.86	0.00	0.00	0.00	2,350,796.37
B-1	749583AT7	944,400.00	940,919.10	6.00000000	600.55	4,704.60	5,305.15	0.00	0.00	0.00	940,318.55
B-2	749583AU4	944,300.00	940,819.46	6.00000000	600.48	4,704.10	5,304.58	0.00	0.00	0.00	940,218.98

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S2

September 25, 2007

B-3	749583AV2	944,453.72	940,972.62	6.00000000	600.59	4,704.86	5,305.45	0.00	0.00	0.00	940,372.03
Deal Totals		**472,188,313.23**	**453,262,660.95**		**1,306,030.13**	**2,305,199.65**	**3,611,229.78**	**0.00**	**0.00**	**0.00**	**451,956,630.82**

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749583AA8	949.51799390	3.46719265	4.74758999	8.21478265	0.00000000	0.00000000	946.05080124
A-2	749583AB6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-3	749583AC4	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	749583AD2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-5	749583AE0	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-6	749583AF7	864.17950624	9.32838987	4.39651322	13.72490309	0.00000000	0.00000000	854.85111636
A-7	749583AG5	864.17950624	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	854.85111636
A-8	749583AH3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-9	749583AJ9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-10	749583AK6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-11	749583AW0	1,000.00000000	0.00000000	4.79166663	4.79166663	0.00000000	0.00000000	1,000.00000000
A-12	749583AX8	1,000.00035327	0.00000000	5.00000264	5.00000264	0.00000000	0.00000000	1,000.00035327
A-13	749583AY6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-14	749583AZ3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	749583AL4	984.21760690	0.91756857	0.00000000	0.91756857	0.00000000	0.00000000	983.30003833
A-V	749583AM2	959.91927000	0.00000000	0.09865350	0.09865350	0.00000000	0.00000000	957.15336053
R-I	749583AN0	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	749583AP5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	749583AQ3	996.31416380	0.63590555	4.98157128	5.61747684	0.00000000	0.00000000	995.67825825
M-2	749583AR1	996.31416330	0.63590512	4.98157175	5.61747687	0.00000000	0.00000000	995.67825818
M-3	749583AS9	996.31416349	0.63590428	4.98157137	5.61747565	0.00000000	0.00000000	995.67825921
B-1	749583AT7	996.31416773	0.63590640	4.98157560	5.61748200	0.00000000	0.00000000	995.67826133
B-2	749583AU4	996.31415864	0.63589961	4.98157365	5.61747326	0.00000000	0.00000000	995.67825903
B-3	749583AV2	996.31416561	0.63591258	4.98156755	5.61748012	0.00000000	0.00000000	995.67825303

GMAC RFC

Deal Factor :	95.71533605%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	08/01/2007	08/31/2007	30/360	33,288,201.83	6.00000000	166,441.01	0.00	0.00	0.00	0.00	166,441.01	0.00
A-2	08/01/2007	08/31/2007	30/360	2,942,000.00	6.00000000	14,710.00	0.00	0.00	0.00	0.00	14,710.00	0.00
A-3	08/01/2007	08/31/2007	30/360	50,000,000.00	6.00000000	250,000.00	0.00	0.00	0.00	0.00	250,000.00	0.00
A-4	08/01/2007	08/31/2007	30/360	65,000,000.00	6.00000000	325,000.00	0.00	0.00	0.00	0.00	325,000.00	0.00
A-5	08/01/2007	08/31/2007	30/360	38,348,000.00	6.00000000	191,740.00	0.00	0.00	0.00	0.00	191,740.00	0.00
A-6	08/25/2007	09/24/2007	30/360	108,389,714.57	6.21000000	551,432.67	0.00	0.00	0.00	0.00	551,432.67	0.00
A-8	08/01/2007	08/31/2007	30/360	10,973,000.00	6.00000000	54,865.00	0.00	0.00	0.00	0.00	54,865.00	0.00
A-9	08/01/2007	08/31/2007	30/360	44,688,000.00	6.00000000	223,440.00	0.00	0.00	0.00	0.00	223,440.00	0.00
A-10	08/01/2007	08/31/2007	30/360	2,530,000.00	6.00000000	12,650.00	0.00	0.00	0.00	0.00	12,650.00	0.00
A-11	08/01/2007	08/31/2007	30/360	45,517,000.00	5.75000000	218,102.29	0.00	0.00	0.00	0.00	218,102.29	0.00
A-12	08/01/2007	08/31/2007	30/360	1,896,541.67 [1]	6.00000000	9,482.71	0.00	0.00	0.00	0.00	9,482.71	0.00
A-13	08/01/2007	08/31/2007	30/360	27,978,000.00	6.00000000	139,890.00	0.00	0.00	0.00	0.00	139,890.00	0.00
A-14	08/01/2007	08/31/2007	30/360	2,530,000.00	6.00000000	12,650.00	0.00	0.00	0.00	0.00	12,650.00	0.00
A-V	08/01/2007	08/31/2007	30/360	453,262,660.94 [1]	0.12332725	46,583.03	0.00	0.00	0.00	0.00	46,583.03	0.00
M-1	08/01/2007	08/31/2007	30/360	9,409,689.12	6.00000000	47,048.45	0.00	0.00	0.00	0.00	47,048.45	0.00
M-2	08/01/2007	08/31/2007	30/360	3,057,887.43	6.00000000	15,289.44	0.00	0.00	0.00	0.00	15,289.44	0.00
M-3	08/01/2007	08/31/2007	30/360	2,352,297.74	6.00000000	11,761.49	0.00	0.00	0.00	0.00	11,761.49	0.00
B-1	08/01/2007	08/31/2007	30/360	940,919.10	6.00000000	4,704.60	0.00	0.00	0.00	0.00	4,704.60	0.00
B-2	08/01/2007	08/31/2007	30/360	940,819.46	6.00000000	4,704.10	0.00	0.00	0.00	0.00	4,704.10	0.00
B-3	08/01/2007	08/31/2007	30/360	940,972.62	6.00000000	4,704.86	0.00	0.00	0.00	0.00	4,704.86	0.00
Deal Totals				**449,826,501.87**		**2,305,199.65**	**0.00**	**0.00**	**0.00**	**0.00**	**2,305,199.65**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	5.50500000	A-6

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	1,258.96	1,258.96	0.00	0	0.00	94,395.36	22,298.02	23,118.88	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	952	922	N/A	201	2	0	0	0	920
	Balance/Amount	472,188,313.23	453,262,660.94	289,640.90	170,109.09	846,280.14	N/A	0.00	0.00	451,956,630.81

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.38787998	6.38711189	351.52	350.50	6.07784157	6.07711440	6.07784157	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	2.66%	3.92%	6.60%		6.54%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	908	448,050,824.76	0	0.00	0	0.00	0	0.00	0.00	908	448,050,824.76
30 days	8	3,174,997.42	0	0.00	0	0.00	0	0.00	0.00	8	3,174,997.42
60 days	2	368,181.57	0	0.00	0	0.00	0	0.00	0.00	2	368,181.57
90 days	1	243,380.53	0	0.00	0	0.00	0	0.00	0.00	1	243,380.53
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	1	119,246.53	0	0.00	0.00	1	119,246.53
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**919**	**451,837,384.28**	**0**	**0.00**	**1**	**119,246.53**	**0**	**0.00**	**0.00**	**920**	**451,956,630.81**
Current	98.70%	99.14%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.70%	99.14%
30 days	0.87%	0.70%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.87%	0.70%
60 days	0.22%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.22%	0.08%
90 days	0.11%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	0.05%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.11%	0.03%	0.00%	0.00%	0.00%	0.11%	0.03%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.89%**	**99.97%**	**0.00%**	**0.00%**	**0.11%**	**0.03%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals			Totals			Totals			Totals			Totals	
	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	8 / 0.87%	3,174,997.42 / 0.70%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	2 / 0.22%	368,181.57 / 0.08%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	1 / 0.11%	243,380.53 / 0.05%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	1 / 0.11%	119,246.53 / 0.03%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**6,000,000.00**	**14,165,649.00**	**128,738.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
CLASS A-6 RESERVE		0.00	0.00	9,484.10	9,484.10	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-6 Yield Maintenance Agreement	Bear, Stearns & Co., Inc.	06/25/2010	9,484.10	0.00

Yield Supplement Amount =$9,484.10.

GMAC RFC

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.07791329%	100.00000000%

	Ending Percentage
M-1	2.09184854%
M-2	0.67979264%
M-3	0.52293445%
Class M Total:	3.29457563%
B-1	0.20917378%
B-2	0.20915163%
B-3	0.20918568%
Class B Total:	0.62751109%

Ending Percentage Uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such
Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit
or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue
Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of
purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an
'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in
Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not
apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or
expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Funding Mortgage Securities I, 2007-S2
September 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,622,784.72
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	10,743.06
Total Deposits	3,633,527.78

Uses of Funds	Amount
Transfer to Certificate Account	3,611,229.78
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	22,298.02
Derivative Payment	0.00
Total Withdrawals	3,633,527.80
Ending Balance	0.00